UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Campbell            Robert H.
   Sun Company, Inc.
   Ten Penn Center
   1801 Market Street
   Philadelphia, PA  19103-1699
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year December 31, 1997
5. If Amendment, Date of Original (Month/Year)
    February 1998
6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/31/97    J        15.3913       A  $0.0000 (1)  1,041.4100     D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Equivalents                       12/15/97 (3)   J         2,036.1960
(2)
Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Equivalents       12/15/97  Common Stock                   2,036.1960    (4)         2,451.1960    D
(2)                               (3)

Explanation of Responses:

(1)
These shares were acquired from January 1, 1997 through December 31, 1997 pursuant to a Hershey Foods Dividend Reinvestment plan. Shares were purchased quarterly at prices ranging from $50.00 to $63.313.
(2)
These units were acquired as dividends reinvested on units previously deferred under the Director's Compensation Plan, new deferrals of 1997 director's fees, and a transfer of director's fees previously deferred; 20.282 units were reinvested dividends, 1178.206 units were deferral of 1997 director's fees and
837.708 units were transfer of previous deferrals. (3) Reinvested dividends were acquired on the following dates: 3/14/97, 6/13/97, 9/15/97, 12/15/97; 1997 deferred director's fees were credited on 5/1/97 and 12/15/97; and a transfer of previously deferred amounts occurred on 3/1/97. (4) Units were acquired at various times throughout the year as noted in Footnote 3. These prices range from $50.00 to $63.313.

SIGNATURE OF REPORTING PERSON
/S/ Campbell            Robert H.
DATE 01/29/98